Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-258015

BLACKROCK MUNIASSETS FUND, INC.

Supplement dated September 29, 2022 to the Prospectus, dated August 26, 2021,

and the Prospectus Supplements dated December 17, 2021 and July 18, 2022

This supplement amends certain information in the Prospectus, dated August 26, 2021, as supplemented on December 17, 2021 and July 18, 2022, of BlackRock MuniAssets Fund, Inc. (the “Fund”). Unless otherwise indicated, all information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

The following changes are made to the Fund’s Prospectus:

The section of the Prospectus entitled “Management of the Fund — Portfolio Managers” is deleted in its entirety and replaced with the following:

Portfolio Managers

The members of the portfolio management team who are primarily responsible for the day-to-day management of the Fund’s portfolio are as follows:

Theodore R. Jaeckel, Jr., CFA, Managing Director of BlackRock, Inc., is Co-Head of the Municipal Funds team within the Municipal Fixed Income business within BlackRock’s Portfolio Management Group. He is also a member of BlackRock’s Municipal Bond Operating Committee, which oversees all municipal bond portfolio management, research and trading activities. Mr. Jaeckel’s service with BlackRock, Inc. dates back to 1991, including his years with Merrill Lynch Investment Managers (“MLIM”). At MLIM, he was a portfolio manager for municipal bond alternative and high yield strategies. Prior to joining MLIM, Mr. Jaeckel was a municipal bond trader with Chemical Bank. Mr. Jaeckel earned a BA degree in history from Hamilton College in 1981. On or about March 1, 2023, Mr. Jaeckel will retire from BlackRock, Inc., and will no longer serve as a portfolio manager of the Fund.

Walter O’Connor, CFA, Managing Director of BlackRock, Inc., is Co-Head of the Municipal Funds team within the Municipal Fixed Income business within BlackRock’s Portfolio Management Group. He is also a member of the Municipal Bond Operating Committee, which oversees all municipal bond portfolio management, research and trading activities. Mr. O’Connor’s service with BlackRock, Inc. dates back to 1991, including his years with MLIM. At MLIM, he was a portfolio manager for municipal bond retail mutual funds. Prior to joining MLIM, Mr. O’Connor was with Prudential Securities, where he was involved in trading, underwriting, and arbitrage for municipal securities and financial futures. Mr. O’Connor earned a BA degree in finance and philosophy from the University of Notre Dame in 1984.

Kevin Maloney, CFA, Director of BlackRock, Inc., is a Portfolio Manager for the mutual fund desk within the Municipal Fixed Income business within BlackRock’s Portfolio Management Group. Mr. Maloney began his career at BlackRock in 2011 as an analyst on the Municipal Credit Research Team. Mr. Maloney earned a BS degree in finance from Drexel University in 2011.

Phillip Soccio, CFA, Director, is a Portfolio Manager for the Municipal Fixed Income business in BlackRock’s Portfolio Management Group. Prior to assuming his current role in 2007, Mr. Soccio was a member of BlackRock’s Cash Management Group, where he was responsible for managing various tax-exempt money market funds. From 1998 to 2000, he was a member of BlackRock’s Account Management Group responsible for institutional client service and marketing support. Mr. Soccio began his career at BlackRock in 1998. Mr. Soccio earned a BS degree in finance from Wilmington University.

The SAI provides additional information about other accounts managed by the portfolio management team and the ownership of the Fund’s securities by each portfolio manager.

Shareholders should retain this Supplement for future reference.